Exhibit 99.1

For Immediate Release	Contact: Investor Relations at Janel World Trade (404) 261-1196 IR_Janelgroup.net

JANEL WORLD TRADE LTD. REPORTS 55% INCREASE IN FIRST QUARTER REVENUE VS. FIRST
QUARTER 2009 REFLECTING A $9.4 MILLION INCREASE IN REVENUE TO $26.4 MILLION

RECORD FIRST QUARTER REVENUE REFLECTS STRENGTH IN CORE BUSINESS

JAMAICA, NY – February 15, 2011 -- Janel World Trade, Ltd. (OTC BB:  JLWT), a full-service global provider of integrated transportation logistics and environmental services, announced today financial results for its fiscal first quarter ending December 31, 2010.

First Quarter Results

For the three months ending December 31, 2010, Janel reported revenue of $26,433,994, an increase of $9,436,062 or up 55.5% compared to the three months ended December 31, 2009. The first quarter revenue represents the highest first quarter revenue reported in the Company’s history. This quarterly milestone follows successive record revenues for the second, third and fourth quarters of fiscal 2010. The Company’s core logistics business units continue to outperform expectations in a recovering economy with a focus on global shipping lanes of traffic exhibiting strong growth and the Company’s core logistics services.

For the three months ending December 31, 2010, the Company reported net income available to common shareholders of $4,820 or $0.000 per fully diluted share, an improvement of $58,607 from the prior year reported net loss available to common shareholders of $(53,787), or $(0.003) per fully diluted share.

Review and Outlook

 ”Taking into account that our first quarter is historically the weakest due to seasonal factors, we are pleased with our results for the quarter ended December 31, 2010” said James N. Jannello, Executive Vice President and Chief Executive Officer. “We now have had four consecutive quarter’s reflecting record quarterly revenue and positive earnings.  In addition, during the quarter we successfully assimilated our October 4, 2010 strategic acquisition of the assets of Ferrara International Logistics (Ferrara).”

Jannello continued, “Looking ahead, our expectation is for continued improvement in our financial results for 2011 and exceeding $100 million in annual revenue, based on a continuing modest recovery in global economic conditions.  Our recent asset acquisition of Ferrara and our core logistics business units continuing to perform in a recovering economy along with our anticipation that our customers will continue to report improvement in their respective businesses and the addition of new customers leads us to the expectation that we can finish fiscal year 2011 with another record revenue year and increased net income.”

Jannello concluded, “We are committed to growing our core transportation logistics segment and exploring opportunities to expand existing traffic lanes and services that generate higher operating margins which will continue to enhance the profitability of our business and build shareholder value.”

To be included in Janel’s database for Corporate Press Releases and industry updates, investors are invited to send their e-mail address to: IRInfo@janelgroup.net.

About Janel World Trade, Ltd.

Janel World Trade, Ltd. is a global provider of integrated logistics and environmental services, including domestic and international freight forwarding via multi-modal carriers, leading-edge, end-to-end, supply-chain technology, customs brokerage, warehousing and distribution, and other transportation-related services.  With offices throughout the U.S. (New York, Chicago, Los Angeles, and Atlanta) and a network of independent international agents in approximately 52 countries, the Company provides the comprehensive logistics services and technology necessary to handle its customers’ shipping needs throughout the world.  Cargo can be transported via air, sea or land, and Janel’s national network of locations can manage the shipment and/or receipt of cargo into or out of any location in the United States.  Janel is registered as an Ocean Transportation Intermediary and licensed as a FMC Licensed Freight Forwarder by the Federal Maritime Commission.

Janel World Trade, Ltd.’s headquarters is located in Jamaica, New York, adjacent to the JFK International Airport, and its common stock is listed on the OTC Bulletin Board under the symbol “JLWT”. Additional information on the Company is available on its website at http://www.janelgroup.net

Forward-Looking Statements

This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “intend,” “expect” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the Company’s dependence upon conditions in the air, ocean and land-based freight forwarding industry, the size and resources of many competitors, the need for the Company to effectively integrate acquired businesses and to successfully deliver its primary services, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission, including its most recent Form 8-K, Form 10-Q and Form 10-K filings. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	THREE MONTHS ENDED December 31,
	2010	2009

REVENUES	$26,433,994	$16,997,932

COST AND EXPENSES:
Forwarding expenses	23,834,037	15,083,815
Selling, general and administrative	2,441,185	1,881,392
Depreciation and amortization	84,035	60,741
TOTAL COSTS AND EXPENSES	26,359,257	17,025,948

OPERATING INCOME (LOSS)	74,737	(28,016)

OTHER ITEMS:
Interest and dividend income	1,253	1,669
Interest expense	(47,043)	(22,290)
TOTAL OTHER ITEMS	(45,790)	(20,621)

INCOME (LOSS) BEFORE INCOME TAXES	28,947	(48,637)

Income taxes	20,377	1,400

NET INCOME (LOSS)	$8,570	$(50,037)

Preferred stock dividends	3,750	3,750

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$4,820	$(53,787)

OTHER COMPREHENSIVE INCOME NET OF TAX:
Unrealized gain (loss) from available for sale securities	$5,560	$1,152

Basic earnings (loss) per share	$0.000	$(0.003)
Fully diluted earnings (loss) per share	$0.000	$(0.003)
Basic weighted average shares outstanding	20,559,946	18,013,332
Fully diuted weighted average shares outstanding	22,993,592	18,453,332

See notes to these consolidated financial statements included in the Company's Form 10-Q

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	September 30, 2010
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,215,482	$1,354,912
Accounts receivable, net of allowance for doubtful accounts of $140,100 and $106,987, respectively	5,670,090	6,841,607
Marketable securities	60,631	54,748
Loans receivable - officers	93,206	97,092
- other	683	583
Prepaid expenses and sundry current assets	136,802	96,608
TOTAL CURRENT ASSETS	7,176,894	8,445,550

PROPERTY AND EQUIPMENT, NET	111,707	111,478

OTHER ASSETS:
Intangible assets, net	3,483,939	1,714,702
Security deposits	63,488	53,688
Deferred income taxes	1,007,000	1,017,000
TOTAL OTHER ASSETS	4,554,427	2,785,390

TOTAL ASSETS	$11,843,028	$11,342,418

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Note payable - bank	$951,335	$951,335
Accounts payable - trade	3,745,622	4,516,547
Accrued expenses and taxes payable	428,226	564,386
Current portion of long-term debt	556,666	581,019
TOTAL CURRENT LIABILITIES	5,681,849	6,613,287

LONG-TERM DEBT	835,556	13,889
DEFERRED COMPENSATION	78,568	78,568
TOTAL OTHER LIABILITIES	914,124	92,457

STOCKHOLDERS' EQUITY	5,247,055	4,636,674

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,843,028	$11,342,418

See notes to these consolidated financial statements included in the Company's Form 10-Q

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
EBITDA RECONCILIATION WITH GAAP
(UNAUDITED)

	THREE MONTHS ENDED December 31,
	2010	2009
Net income (loss) per financial statement	$8,570	$(50,037)
Interest expense	47,043	22,290
Interest and dividend (income)	(1,253)	(1,669)
Income tax expense	20,377	1,400
Depreciation	13,272	20,478
Amortization	70,763	40,263

EBITDA (Earnings before interest, taxes depreciation and amortization)	$158,772	$32,725